Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567

                                 October 7, 2008


Securities and Exchange Commission
Division of Corporation Finance
Attn: Tia Jenkins
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:      Genesis Companies Group, Inc.
         Form 10-KSB/A for Fiscal Year Ended December 31, 2007

Dear Ms. Jenkins:

In response to the Comment Letter dated October 1, 2008 ("Comment Letter"), we are submitting this amendment on Form 10-KSB/A to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007. We believe this amendment should solve the problems raised in your comments.

The responses set forth below have been organized in the same manner in which your comments and headings were organized in the Comment Letter.

Comment #1.

We note your response to our prior comment one and the related revisions to your filing. In the third paragraph of management's report on internal control over financial reporting, your revised disclosure states that your disclosure controls and procedures were not effective. Since you already provided the conclusion of your evaluation of disclosure controls and procedures under Item 8A on page 14, please revise the third paragraph of management's report on internal control over financial reporting under Item 8A(T) on page 15 to provide your conclusion regarding the effectiveness of your internal controls over financial reporting (e.g. effective or ineffective). Refer to Item 308T(a)(3) of Regulation S-B.

         In response to your comment, we have revised Item 8A(T), accordingly.

October 7, 2008
Genesis Companies Group, Inc.
File No. -33-34078-A
Page 2 of 2



If you can review the amendments and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention.

                                   Sincerely,


                                  /s/Michael A. Littman
                                  --------------------
                                  Michael A. Littman

MAL:kjk